Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration No. 333-149116

January 28, 2011

PROSPECTUS SUPPLEMENT NO. 35

17,417,434 SHARES OF COMMON STOCK

AGENUS INC.

This prospectus supplement amends the prospectus dated March 16, 2009 (as supplemented on April 15, 2009, April 17, 2009, April 22, 2009, April 27, 2009, May 4, 2009, May 11, 2009, May 27, 2009, June 4, 2009, June 8, 2009, June 9, 2009, June 11, 2009, June 15, 2009, July 7, 2009, July 15, 2009, August 3, 2009, August 5, 2009, September 11, 2009, September 18, 2009, November 12, 2009, January 5, 2010, March 1, 2010, March 25, 2010, April 26, 2010, May 11, 2010, May 18, 2010, July 23, 2010, August 9, 2010, August 25, 2010, November 3, 2010, November 10, 2010, December 30, 2010, January 7, 2011, and January 14, 2011) to allow certain stockholders or their pledgees, donees, transferees, or other successors in interest (the “Selling Stockholders”), to sell, from time to time, up to 8,708,717 shares of our common stock, which they have acquired in a private placement in the United States, and up to 8,708,717 shares of our common stock issuable upon the exercise of warrants which are held by the Selling Stockholders named in the prospectus. On January 9, 2010, these warrants expired unexercised.

We would not receive any proceeds from any such sale of these shares. To the extent any of the warrants are exercised for cash, if at all, we will receive the exercise price for those warrants.

This prospectus supplement is being filed to include the information set forth in the Current Report on Form 8-K filed on January 27, 2011, which is set forth below. This prospectus supplement should be read in conjunction with the prospectus dated March 16, 2009, Prospectus Supplement No. 1 dated April 15, 2009, Prospectus Supplement No. 2 dated April 17, 2009, Prospectus Supplement No. 3 dated April 22, 2009, Prospectus Supplement No. 4 dated April 27, 2009, Prospectus Supplement No. 5 dated May 4, 2009, Prospectus Supplement No. 6 dated May 11, 2009, Prospectus Supplement No. 7 dated May 27, 2009, Prospectus Supplement No. 8 dated June 4, 2009, Prospectus Supplement No. 9 dated June 8, 2009, Prospectus Supplement No. 10 dated June 9, 2009, Prospectus Supplement No. 11 dated June 11, 2009, Prospectus No. 12 dated June 15, 2009, Prospectus Supplement No. 13 dated July 7, 2009, Prospectus Supplement No. 14 dated July 15, 2009, Prospectus Supplement No. 15 dated August 3, 2009, Prospectus Supplement No. 16 dated August 5, 2009, Prospectus Supplement No. 17 dated September 11, 2009, Prospectus Supplement No. 18 dated September 18, 2009, Prospectus Supplement No. 19 dated November 12, 2009, Prospectus Supplement No. 20 dated January 5, 2010, Prospectus Supplement No. 21 dated March 1, 2010, Prospectus Supplement No. 23 dated March 25, 2010, Prospectus Supplement No. 24 dated April 26, 2010, Prospectus Supplement No. 25 dated May 11, 2010, Prospectus Supplement No. 26 dated May 18, 2010, Prospectus Supplement No. 27 dated July 23, 2010, Prospectus Supplement No. 28 dated August 9, 2010, Prospectus Supplement No. 29 dated August 25, 2010, Prospectus Supplement No. 30 dated November 3, 2010, Prospectus Supplement No. 31 dated November 10, 2010, Prospectus Supplement No. 32 dated December 30, 2010, Prospectus Supplement No. 33 dated January 7, 2011, and Prospectus Supplement No. 34 dated January 14, 2011, which are to be delivered with this prospectus supplement.

Our common stock is quoted on The NASDAQ Capital Market (“NASDAQ”) under the ticker symbol “AGEN.” On January 26, 2011, the last reported closing price per share of our common stock was $0.95 per share.

Investing in our securities involves a high degree of risk. Before investing in any of our securities, you should read the discussion of material risks in investing in our common stock. See “Risk Factors” on page 1 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS SUPPLEMENT NO. 35 IS JANUARY 28, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

January 26, 2011

Date of Report (Date of earliest event reported)

AGENUS INC.

(Exact name of registrant as specified in its charter)

DELAWARE	000-29089	06-1562417
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

3 Forbes Road Lexington, MA	02421
(Address of principal executive offices)	(Zip Code)

781-674-4400

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On January 26, 2011, the Compensation Committee of the Board of Directors of Agenus Inc. (the Committee”) approved amendments to the 2004 Executive Incentive Plan (as amended, the “Plan”). The Plan sets forth policies for granting incentive compensation awards to executives relating to the achievement of corporate objectives and individual performance goals. The amendments to the Plan were made to, among other things, clarify the role and guidelines for the Committee in granting incentive awards to executives in the form of cash compensation or stock, broaden potential award ranges and the timeframes under which grants could be made, and provide for claw back provisions under applicable law or company policy. A copy of the Plan is filed herewith as Exhibit 10.1 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

The following exhibit is filed herewith:

10.1 2004 Executive Incentive Plan, as amended

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AGENUS INC.

Date: January 27, 2011

By: /s/ Shalini Sharp

Shalini Sharp

Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
10.1	2004 Executive Incentive Plan, as amended

EXHIBIT 10.1

AGENUS INC.

2004 EXECUTIVE INCENTIVE PLAN, AS AMENDED

PURPOSE OF PLAN

To provide additional incentive for key executives to contribute to the success of the Company. The Plan provides significant and competitive incentive awards which relate to the achievement of corporate objectives and individual performance goals. This, in turn, promotes and protects the interests of stockholders and enhances the Company’s ability to attract, retain, motivate and compensate our employees.

AWARD FUND

The total bonus award fund for each performance year will be established by the Compensation Committee of the Board of Directors at the end of each performance year upon the recommendation of the Chief Executive Officer.

As used herein, the “performance year” shall mean the calendar year for which performance is measured, and with respect to which a bonus may be paid, if earned.

The Compensation Committee’s decision to make payment following the end of each performance year will reflect an assessment of the Company’s and individual’s performance against key milestones/objectives established for the performance year.

ELIGIBILITY FOR PARTICIPATION

The Compensation Committee determines initial eligibility of executives in the Plan. However, to be eligible, executives must be in good standing and not be eligible to participate in any other annual incentive plan of the Company.

Eligibility and the criteria for eligibility for participation in the Plan are not automatic from one year to the next, and may be amended, suspended, or terminated by the Compensation Committee .

PERFORMANCE OBJECTIVES

Incentive awards will be based upon the achievement of corporate objectives and individual performance goals. It is the responsibility of the Chief Executive Officer and the Executive Operating Committee (EOC) to recommend to the Compensation Committee strategic goals, develop budgets, and formulate action plans in concurrence with their respective management and staff. Based on plans, managers and employees are responsible for documenting agreed upon goals, targets and priorities using the performance management system, forms and timetables as deemed appropriate.

The Compensation Committee, taking into account the recommendations of the Chief Executive Officer, shall then approve the performance objectives for each performance year.

TARGETED INCENTIVE AWARD OPPORTUNITY

Targeted incentive awards shall be approved by the Compensation Committee for each participant, and will typically range from 20% to 50% of base salary, reflecting the participant’s position and other factors determined in the discretion of the Compensation Committee.

Targeted incentive award levels are subject to review each year by the Compensation Committee of the Board of Directors to ensure they remain competitive and consistent with Plan objectives.

DETERMINATION OF ACTUAL INCENTIVE PAYMENTS

Awards may potentially pay from 0% to 200% of a participant’s target as established by the Compensation Committee. Actual payment shall be based on the extent to which Agenus’ corporate objectives/milestones and other performance factors are achieved. In general, awards are subject to a determination by the Compensation Committee following the close of the performance year of the extent to which the pre-established performance goals have been achieved. At the recommendation of the Chief Executive Officer, or upon the committee’s own initiative, awards may be adjusted by the Compensation Committee to recognize individual goal attainment and performance that contributed to the achievement of corporate objectives/milestones. The Compensation Committee may, at its discretion deliver all or a portion of the annual award in Company stock in lieu of cash. Except as otherwise provided by the Committee, awards settled in shares shall be settled by delivery of the number of shares determined at the time of payment that have a fair market value equal to the cash payment that would have been made had the award been settled in cash.

TIMING OF INCENTIVE AWARD PAYMENTS

The Compensation Committee may determine the timing of the payment of any incentive awards to be made, if any, provided that no payment for a given performance year may be made later than March 15 of the calendar year following the performance year.

TAX TREATMENT OF AWARDS

Incentive award payments will be subject to applicable Federal, State and Local taxes.

EFFECTIVE DATE OF SALARY

Incentive award payments will be calculated based on salary in effect on January 1st of the year the payment is made, subject to the provisions noted below in “Hires, Promotions, Deaths & Last Workday Preceding Retirement.

HIRES, PROMOTIONS, DEATHS & LAST WORKDAY PRECEDING RETIREMENT

Incentive awards for the above actions may be pro-rated throughout the calendar year based upon the number of months that the action is effective, including partial months at the discretion of the Compensation Committee.

For example:

Hire—An eligible employee hired on 7/15 may receive 5 months of incentive.

Promotion—An eligible employee who is promoted from one bonus target level to another on 11/5 may receive a target incentive of the first percentage for 10 months and the second percentage for two months. The calculation of both partial payouts with be completed using the employee’s base salary as of January 1st of the payout year regardless of any salary change occurring at the time of the employee’s promotion.

Death—An incentive award based on four months of earnings may be paid to the estate of an eligible employee who dies on 4/20.

TERMINATIONS

Except as provided in the discretion of the Compensation Committee or as otherwise required by applicable law, to be eligible for a payment of an award a participant must be actively employed by the Company on the date the award is paid.

LEAVES OF ABSENCE

The Compensation Committee may, in its sole discretion, and consistent with applicable law, reduce awards in the event that an employee is on a leave of absence in excess of 30 working days.

Individuals who are receiving long-term disability benefits are no longer active employees, and therefore, are not eligible to participate in the incentive plan.

MISCELLANEOUS

The Compensation Committee shall have full discretionary authority and control to administer this Plan. It may interpret the Plan and remedy any ambiguity or inconsistency in this Plan. Its determinations shall be final and binding on all parties. Subject to applicable law and the terms of the Equity Plan, the Compensation Committee may delegate to the Chief Executive Officer and others senior management such administrative authority as the committee in its discretion deems appropriate. The Compensation Committee reserves the right to amend, suspend or terminate this Plan and any award thereunder at any time.

Any incentive awards under this Plan that are settled in Company stock shall be subject to the terms and conditions of the Company’s 2009 Equity Incentive Plan, as amended from time to time (the “Equity Plan”) from which all shares awarded under this Plan shall be issued.

Any incentive award made under this Plan and any resulting payment or delivery of cash or shares is subject to set-off, recoupment, or other recovery or claw back as required by applicable law or by any policy of the Company on the claw back of compensation, as may be amended from time to time.

Nothing contained in the Plan or in the guidelines shall require the Company to segregate or earmark any cash, shares of stock or other property. Neither the adoption of the Plan nor its operation shall in any way affect the rights and power of the Company or of any Subsidiary to dismiss and/or discharge any employee at any time.

Last updated by the Compensation Committee January 26, 2011